

July 14, 2009

Mail Stop 4720

Mr. Charlie T. Loverling
Chief Financial Officer
Congaree Bancshares, Inc.
1201 Knox Abbott Drive
Cayce, SC  29033

      Re:    **Congaree Bancshares, Inc.**
            **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
            **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30,**
            **2008 and September 30, 2008**
            **File No.  000-52592**

Dear Mr. Loverling:

      We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

               Sincerely,


               Hugh West
               Branch Chief